OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)    *

Linktone Ltd.
(Name of Issuer)
American Depository Shares, each representing 10 ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
535925101
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ChinaRock Capital Management Limited
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vincent Gao
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chit Sum Cynthia Ng
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 226,987
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 226,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 107,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 107,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,812
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,718
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 298,799
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 298,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,799
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 11 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 802,156
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 802,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 12 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 664,644
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 664,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 13 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 32 Pages

13D

CUSIP No. 535925101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

** The reporting persons making this filing hold an aggregate of 1,466,800 ADSs, which is 3.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 13 below]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,466,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,466,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (Based on a total of 420,291,321 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company outstanding as of April 3, 2008, which consists of 240,291,321 Ordinary Shares outstanding as of February 27, 2008, as disclosed by the Company in Exhibit (a)(1)(H) to Amendment No. 1 to its Schedule TO filed with the Securities and Exchange Commission on February 28, 2008, plus 180,000,000 newly issued Ordinary Shares as disclosed by the Company in Amendment No. 4 to its Schedule TO filed with the Securities and Exchange Commission on April 3, 2008.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 32 Pages

             This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on December 11, 2007 (collectively, with all amendments thereto, the “Schedule 13D”).

Item 4. Purpose Of The Transaction

Item 4 is amended and restated in its entirety as follows:

The purpose of the acquisition of the ADSs is for investment, and the acquisitions of the ADSs by each of the Farallon Funds and the Managed Account were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

The Reporting Persons disposed of certain of their ADSs by tendering them pursuant to the tender offer (the “Tender Offer’) made by MNC International Ltd., an indirect wholly-owned subsidiary of PT Media Nusantara Citra Tbk, pursuant to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 6, 2008 (as amended, the “Schedule TO”) by the Company.  See the Schedule TO for further information regarding the Tender Offer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of ADSs, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional ADSs or dispose of any or all of its ADSs depending upon an ongoing evaluation of the investment in the ADSs, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of ADSs which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or any other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The ChinaRock Sub-adviser

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the ChinaRock Sub-adviser is incorporated herein by reference.

(c)	None.

Page 27 of 32 Pages

(d)

Each of the ChinaRock Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Farallon Funds as reported herein. Each of the ChinaRock Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Managed Account as reported herein. The ChinaRock Sub-advisor Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of April 3, 2008, the ChinaRock Sub-adviser may no longer be deemed the beneficial owner of more than 5% of the ADSs.

(b)	The ChinaRock Sub-adviser Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each ChinaRock Sub-adviser Individual Reporting Person is incorporated herein by reference for each such ChinaRock Sub-adviser Individual Reporting Person.

(c)	None.

(d)

Each of the ChinaRock Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Farallon Funds. Each of the ChinaRock Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Managed Account. The ChinaRock Sub-adviser Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Compnay.

(e)	As of April 3, 2008, each of the ChinaRock Sub-adviser Individual Reporting Persons may no longer be deemed the beneficial owner of more than 5% of the ADSs.

(c)	The Farallon Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.

(c)

The trade dates, number of ADSs disposed of and the price per ADS (including commissions) for all dispositions of the ADSs by the Farallon Funds in the past 60 days are set forth below. All such transactions were

Page 28 of 32 Pages

dispositions at $3.80 per ADS on April 3, 2008 pursuant to the Tender Offer described in Item 4 above.

Entity	Number of ADSs Disposed
FCP	82,000
FCIP	68,162
FCIP II	8,788
FCIP III	5,210
Tinicum	6,182
FCOI II	190,101

(d)

Each of the ChinaRock Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Farallon Funds as reported herein. The ChinaRock Sub-adviser Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of April 3, 2008, each of the Farallon Funds is no longer the beneficial owner of more than 5% of the ADSs.

(d)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of ADSs disposed of and the price per ADS (including commissions) for all dispositions of the ADSs by the Management Company on behalf of the Managed Account in the past 60 days are as follow: the Management Company, on behalf of the Managed Account, disposed of 510,344 ADSs at $3.80 per ADS pursuant to the Tender Offer described in Item 4 above.

(d)

Each of the ChinaRock Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Managed Account as reported herein. The ChinaRock Sub-adviser Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	As of April 3, 2008, the Management Company may no longer be deemed the beneficial owner of more than 5% of the ADSs.

(e)	The Farallon General Partner

Page 29 of 32 Pages

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

Each of the ChinaRock Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Farallon Funds as reported herein. The ChinaRock Sub-adviser Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of April 3, 2008, the Farallon General Partner may no longer be deemed the beneficial owner of more than 5% of the ADSs.

(f)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

Each of the ChinaRock Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Farallon Funds as reported herein. Each of the China Rock Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the ADSs held by the Managed Account as reported herein. The ChinaRock Sub-adviser Individual Reporting Persons are control persons of the ChinaRock Sub-adviser. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of April 3, 2008, each of the Farallon Individual Reporting Persons may no longer be deemed the beneficial owner of more than 5% of the ADSs.

The ADSs reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Account are owned directly by the Managed Account. The ChinaRock Sub-adviser, as sub-investment advisers to the Farallon Funds and the Managed Account, may be deemed to be the beneficial owners of all such ADSs owned by the Farallon Funds and the Managed Account. The ChinaRock Sub-adviser Individual Reporting Persons, as control persons of the ChinaRock Sub-adviser, may each be deemed to be the beneficial owner of all such ADSs owned by the Farallon Funds and the Managed Account. The Management Company, as investment adviser to the Managed Account, may be deemed to be the beneficial owner of all such ADSs owned by the

Page 30 of 32 Pages

Managed Account. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such ADSs owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such ADSs owned by the Farallon Funds and the Managed Account. Each of the ChinaRock Sub-adviser, the Management Company, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such ADSs.

Page 31 of 32 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008

/s/ Monica R. Landry

CHINAROCK CAPITAL MANAGEMENT LIMITED

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

Chun R. Ding, William F. Duhamel, Richard B. Fried, Vincent Gao, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Chit Sum Cynthia Ng, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

The Power of Attorney executed by each of ChinaRock Capital Management Limited, Ding, Gao and Ng authorizing Landry to sign and file this Schedule 13D on its, his or her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on September 20, 2007 by such Reporting Persons with respect to the Common Stock of Pantheon China Acquisition Corp., is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Steyer, and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

Page 32 of 32 Pages